Mondovita Corp.

#22 Calle Felix Nolasco

Atlantica, Puerto Planta

Dominican Republic

July 13, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Ryan Adams, Staff Attorney

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:      Mondovita Corp.

Registration Statement on Form S-1

File No. 333-204143

Dear Mr. Adams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mondovita Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 PM Eastern Standard Time on July 16, 2015, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Mondovita Corp.

By:

            /s/ Elvis Santana

Elvis Santana

CEO